[FCX Letterhead]

October 10, 2007

Via EDGAR and Fax Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Attention: Jill Davis Kevin Stertzel
Re:	Freeport-McMoRan Copper & Gold Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Fiscal Quarter Ended June 30, 2007
Response Letter dated September 19, 2007
File No. 1-11307

Dear Mr. Stertzel:

Freeport-McMoRan Copper & Gold Inc. (the “Company” or “FCX”) is submitting this letter in response to the comment received from the Commission’s staff (the “Staff”) by facsimile dated September 27, 2007, with respect to our above-captioned periodic reports.  We have numbered and reproduced below the full text of the Staff’s comment in italics, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2006

Financial Statements

Note 1 - Summary of Significant Accounting Policies

Deferred Mining Costs, page 50

Comment 1:  We note your response regarding stripping costs incurred when multiple pits exist within a mine. Please expand your footnote disclosure to address the following:

•	Discuss the criteria you use to determine whether or not stripping costs associated with the second and subsequent pits should be capitalized or expensed.

•	Please explain why you believe these stripping costs represent development costs rather than production costs under U.S. GAAP.

October 10, 2007

•	Address the criteria and factors considered in determining whether a mine is considered separate or integrated.

•	Please disclose that diversity in practice exists within the mining industry regarding what represents production stage stripping and how a mine is defined under EITF 04-6.

•	Please disclose that some industry participants expense initial stripping costs associated with subsequent pits within a mine.

•
If applicable, please disclose the amounts of related costs that were capitalized as of the dates of each balance sheet presented. Also provide disclosure of the changes in the amounts capitalized for each financial statement period presented.

Response 1:

As noted in Response 4 in the Company’s letter to the Staff dated September 19, 2007, FCX’s historical mining operations through March 19, 2007, included only one mine with a single pit at the Grasberg minerals district in Papua, Indonesia. Following our acquisition of Phelps Dodge on March 19, 2007, one of our mining operations includes multiple open pits.  We manage these open pits as part of a single mining area.  At the acquisition date, the mining operation with multiple pits was in the production phase, and therefore, all stripping costs are being accounted for as current production costs and a component of the associated inventory cost. Based on our current development plans, we would consider any future pits at our existing mining operations to be an extension of the current mining areas, and therefore, any related stripping costs would not be subject to capitalization.  Additionally, our current development plans for future mines do not contemplate separate pits.

We are evaluating the need for additional disclosures relating to this area in the context of our overall analysis of accounting, reporting and related matters resulting from the Phelps Dodge acquisition.  We will continue to develop disclosures consistent with applicable current and emerging guidance, materiality and significance to the users of the financial statements.  We currently expect our disclosure of accounting for stripping costs associated with initial overburden removal in our Form 10-K for the fiscal year ended December 31, 2007, will include the following (the underlined language below represents language in addition to the proposed disclosure provided in our Response 4 in the letter dated September 19, 2007):

“In accordance with EITF Issue 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry, stripping costs (i.e., the costs of removing overburden and waste material to access mineral deposits) incurred during the production phase of a mine are considered variable production costs and are included as a component of inventory produced during the period in which stripping costs are incurred. Major development expenditures, including stripping costs to prepare unique and identifiable areas outside the current mining area for future production that are considered to be pre-production mine development, are capitalized and amortized on the unit-of-production

October 10, 2007

method based on estimated recoverable proven and probable reserves for the ore body benefited. However, where subsequent pits are considered to be a continuation of existing mining activities stripping costs are accounted for as current production cost and a component of the associated inventory.

FCX’s historical mining operations through March 19, 2007, included only one mine with a single pit at the Grasberg minerals district in Papua, Indonesia. Following the FCX’s acquisition of Phelps Dodge on March 19, 2007, one of FCX’s mining operations includes multiple open pits.  These pits are managed as a single mining area.  At the acquisition date, this property was in the production phase, and therefore, all stripping costs are accounted for as current production costs and a component of the associated inventory cost. All other acquired mining operations operate a single pit or underground mines. Based on current development plans, any future pits at existing mining operations are expected to be considered an extension of the current mining area and any related stripping costs would be accounted for as current production costs.  Additionally, current development plans for future mines do not contemplate separate pits.

FCX is aware that there is diversity in accounting practice within the mining industry regarding what represents production stage stripping costs and how a mine is defined under EITF 04-6. Some industry participants capitalize stripping costs associated with subsequent pits within a mine while others expense similar stripping costs. The key criteria used by FCX in determining whether a pit is considered a separate mining area or a continuation of existing activities is whether or not the associated development plan contemplates separate pits within the mining area that would each require major development expenditures such as the creation of separate roads or installation of an additional conveyor system. FCX will continue to monitor developments in this area as the diversity in accounting practice is addressed.

__________________________________________

The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings.  The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.  In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with these matters.  If you have any questions or comments, please contact me at your earliest convenience at (602) 366-8141.

October 10, 2007

Sincerely,

      /s/ C. Donald Whitmire, Jr.
            C. Donald Whitmire, Jr.
    Vice President and
Controller-Financial Reporting

cc:           Richard C. Adkerson
Kathleen L. Quirk